ALICE HSU

212.872.1053

ahsu@akingump.com

August 18, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Jonathan Burr

Re:	Starboard Value Acquisition Corp.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted July 27, 2020
CIK No. 0001794905

Dear Mr. Burr:

On behalf of Starboard Value Acquisition Corp. (the “Company”), reference is made to the letter dated August 10, 2020 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Separately today, the Company has publicly filed with the Commission a Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR in response to the Staff’s comments. The Registration Statement has been marked to indicate changes from the Draft Registration Statement.

For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto (including page references to the Registration Statement, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Securities and Exchange Commission August 18, 2020 Page 2

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 27, 2020

General

1.	We note your disclosure that the distributable redeemable warrants foregone by the redeeming public stockholders will be issued on a pro rata basis to the holders of your public shares that did not redeem and the forward purchasers. Additionally, we note your disclosure that the distributable redeemable warrants will be issued to the forward purchasers as a private placement. Since it appears that the registration statement includes all the distributable redeemable warrants, including those that would ultimately be issued to the forward purchasers, please explain to us in detail how you intend to conduct the issuance of the distributable redeemable warrants to the forward purchasers as a private placement.

The Company wishes to clarify that there will be two separate issuances of warrants at the distribution time in the event that any public stockholders redeem their public shares in connection with the initial business combination: (i) one to the non-redeeming public stockholders, who will receive distributable redeemable warrants, and (ii) one to the forward purchasers, who will receive private placement warrants. The Company’s amended and restated certificate of incorporation will provide that, at the distribution time, the Company will effect a distribution of a number of warrants equal to the number of units issued in the initial public offering multiplied by one-sixth (the “Aggregate Warrant Amount”) as follows: (i) to the extent that no public stockholders redeem their public shares in connection with the initial business combination, each public stockholder will receive one-sixth of one distributable redeemable warrant per public share and (ii) to the extent that any public stockholders redeem any of their public shares in connection with the initial business combination, then (A) one-sixth of one distributable redeemable warrant will be distributed per each public share that was not redeemed (the “Remaining Public Shares”) and (B) the warrants in an amount equal to the Aggregate Warrant Amount less the number of warrants distributed pursuant to the foregoing clause (A) will be distributed on a pro rata basis to (x) the holders of the Remaining Public Shares based on their percentage of Class A common stock held after redemptions and the issuance of any forward purchase shares as distributable redeemable warrants registered on the Registration Statement and (y) the holders of the forward purchase shares based on their percentage of Class A common stock held after redemptions and the issuance of any forward purchase shares as unregistered, private placement warrants (the “Forward Purchase Warrants”). In the event that there are no redemptions of public shares in connection with the initial business combination, all of the warrants comprising the entire Aggregate Warrant Amount will be distributed to the public stockholders as distributable redeemable warrants. Because it will be unknown at the time of the Company’s initial public offering whether any public shares will be redeemed in connection with the initial business combination, and only public stockholders will be able to redeem shares in connection with the initial business combination, the Company is registering distributable redeemable warrants in the Aggregate Warrant Amount, which is a fixed amount, because the entire Aggregate Warrant Amount could be distributed to the public stockholders. The Company entered into the forward purchase agreement with the forward purchasers on August 17, 2020, in the form filed as Exhibit 10.9 to the Registration Statement (the “Forward Purchase Agreement”). The Forward Purchase Agreement provides that the forward purchasers will receive their share of the Forward Purchase Warrants to the extent that any forward purchase shares are purchased in accordance with the formula above. Pursuant to the Forward Purchase Agreement, the forward purchasers have made an irrevocable commitment subject only to conditions outside their control to acquire the forward purchase shares and the Forward Purchase Warrants at a time immediately prior to the initial business combination to the extent there are redemptions.

Revisions have been made to the prospectus cover and pages 18, 19, 20, 21, 83, 115, 158 and F-11 of the Registration Statement to clarify the mechanics of the distribution to the public stockholders and, if applicable, the holders of the forward purchase shares.

Securities and Exchange Commission August 18, 2020 Page 3

2.	We note your disclosure that the forward purchase shares are identical to the shares of Class A common stock, except for transfer restrictions. Please clarify that the forward purchase shares also include a contingent right to receive at least one-sixth of one redeemable warrant following the initial business combination or advise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Forward Purchase Agreement provides a backstop by the forward purchasers for any redemptions by public stockholders of shares of Class A common stock in connection with an initial business combination up to the Maximum Backstop Commitment. Therefore, as discussed above, the forward purchasers will acquire forward purchase shares and Forward Purchase Warrants to the extent and only to the extent there are redemptions by public stockholders and the contingency attached to the shares of Class A common stock (i.e., such shares not being redeemed by public stockholders) will have been satisfied prior to the issuance of any forward purchase shares. As a result, the forward purchase shares do not and cannot include the contingent right attached to the shares of Class A common stock held by public stockholders. Rather, in connection with their purchase of any forward purchase shares, the forward purchasers will acquire unregistered private placement warrants as further described above and in the Registration Statement and as set forth in the Forward Purchase Agreement. Revisions have been made to the prospectus cover and pages 25, 92, 149 and 166 of the Registration Statement to clarify this difference.

3.	Please describe the impact that the forward purchasers' participation in the distributable redeemable warrants may have on your ownership structure, including the effect on public holders. Please provide illustrative examples of the forward purchasers' ownership based on different redemption percentages up to the maximum backstop commitment.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as described above in the Company’s response to question 1, the forward purchasers will not participate in the distributable redeemable warrants, which are being issued to the public stockholders, but will acquire forward purchase shares and Forward Purchase Warrants in a private placement to the extent there are redemptions by the public stockholders.

Securities and Exchange Commission August 18, 2020 Page 4

Revisions have been made to page 166 of the Registration Statement to provide illustrative examples of the forward purchasers’ ownership of the forward purchase shares and the forward purchasers’ and the public’s ownership of the Aggregate Warrant Amount based on different redemption percentages up to the Maximum Backstop Commitment.

* * * * *

Securities and Exchange Commission August 18, 2020 Page 5

Please do not hesitate to contact the undersigned at (212) 872-1053, or Jason Daniel at (214) 969-4209, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Alice Hsu

Alice Hsu

cc:	Securities and Exchange Commission

Erin E. Martin

Jeffrey Lewis

Wilson Lee

Starboard Value Acquisition Corp.

Martin D. McNulty, Jr.